



03011941

Aß 3/4/03

'ED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42370

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starshak Welnhofer & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West Monroe Street, Suite 2530

(No. and Street)

Chicago   IL   60608

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William G. Welnhofer   (312) 444-9367

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cesar E. Canonigo, Certified Public Accountant

(Name – *if individual, state last, first, middle name*)

9732 North Crawford Avenue   Skokie   IL   60076

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 2 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __William G. Welnhofer_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Starshak Welnhofer & Co._____ , as
of __February 26_____ , 20 _03_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

```
"OFFICIAL SEAL"
Rachel M. Wright
Notary Public, State of Illinois
My Commission Expires Feb. 24, 2004
```

Signature

Vice President
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STARSHAK WELNHOFER & Co.

Financial Statements
Year Ended December 31, 2002

Table of Contents

Part I

Cesar E. Canonigo

Certified Public Accountant
9732 North Crawford Avenue
Skokie, Illinois 60076-1106

Member:
Illinois CPA Society

Telephone 847/675-5310
Telefax 847/675-5301

Reports on Internal Control Required by SEC Rule 17a-5

Board of Directors
Starshak Welnhofer & Co.
Chicago, Illinois

In planning and performing my audit of the financial statements of Starshak Welnhofer & Co., for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company that I considered relevant to the objectives stated in SEC Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Starshak Welnhofer & Co. (continued)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

[signature], CPA

February 10, 2003

Part II

Cesar E. Canonigo

Certified Public Accountant
9732 North Crawford Avenue
Skokie, Illinois 60076-1106

Member:
Illinois CPA Society

Telephone 847/675-5310
Telefax 847/675-5301

Independent Auditor's Report

Board of Directors
Starshak Welnhofer & Co.
Chicago, Illinois

I have audited the accompanying statement of financial condition of Starshak Welnhofer & Co., as of December 31, 2002 and the related statements of income, changes in stockholders' equity, changes in liability subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starshak Welnhofer & Co., as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 10, 2003

STARSHAK WELNHOFER & Co.

Statement of Financial Condition
December 31, 2002

ASSETS

Current assets
Cash in bank		$ 82,877
Deposit		40
Accounts receivable		94,600
Prepaid expense		7,446
Total current assets		184,963

Fixed assets
Office equipment	$25,631	
Less accumulated depreciation	(24,912)	719

Total assets $ 185,682

LIABILITY AND STOCKHOLDERS' EQUITY

Liability
Accounts payable	$ 100
Total liability	100

Stockholders' equity
Common stock
Authorized 5,000 shares with no par value;
issued and outstanding 3,000 shares	57,151
Additional paid-in capital	50,156
Accumulated retained earnings	78,275
Total stockholders' equity	$185,582

Total Liabilities and Stockholder's Equity $185,682

The accompanying notes are an integral
part of these financial statements.

STARSHAK WELNHOFER & Co.

Statement of Income
For the Year Ended December 31, 2002

Income

Fees earned	$320,931
Interest income	1,075
Total income	$322,006

Operating expenses

Management fees	$245,000
Office supplies and expense	100
Rent, office	60,087
Professional fees	4,050
Consulting fees	5,000
NASD filing charges and fees	2,596
Dues and subscriptions	1,246
Insurance	1,450
WEB access expense	475
Taxes and licenses	123
Depreciation	2,156
Total operating expenses	322,283

Net loss	($ 277)

The accompanying notes are an integral
part of these financial statements.

STARSHAK WELNHOFER & Co.

Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities	
Net loss	($ 277)
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	2,156
Changes in assets and liabilities	
Decrease in accounts receivables	101
Decrease in prepaid expense	284
Decrease in accounts payable	(100)
Decrease in accrued expense	(3,000)
Net cash used for operating activities	(836)
Cash flows from investing and other related financing activities	-
Net decrease in cash	(836)
Cash at January 1, 2002	$ 83,713
Cash at December 31, 2002	$ 82,877

The accompanying notes are an integral
part of these financial statements.

STARSHAK WELNHOFER & Co.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Retained Earnings
Beginning balances at January 1, 2002	$ 57,151	$ 50,156	$ 78,552
Net loss	-	-	(277)
Cash disbtribution	-	-	-
Balances at December 31, 2002	$ 57,151	$ 50,156	$ 78,275

The accompanying notes are an integral
part of these financial statements.

STARSHAK WELNHOFER & CO.

Statement of Changes in Liability Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2002

Subordinated liability at January 1, 2002	$ -
Subordinated liability at December 31, 2002	$ -

The accompanying notes are an integral
part of these financial statements.

STARSHAK WELNHOFER & Co.

Notes to Financial Statements
For the Year Ended December 31, 2002

Note 1 - Significant accounting policies

Industry and background

Starshak Welnhofer & Co., ("SW & Co.") was originally incorporated in the State of Illinois on February 9, 1990 as Mayflower Partners & Co. On May 7, 1991 the Board of Directors passed a resolution changing the name to Starmann Starshak Welnhofer & Co. On June 26, 1998 the Board of Directors passed another resolution changing the name to Starshak Welnhofer & Co. "SW & Co." is a private investment banking firm primarily established to provide financial advisory services and also to represents as an independent intermediary for friendly negotiated transactions. These include corporate finance engagements in which companies seek to raise outside capital for various purposes, and acquisitions or divestitures of businesses. "SW & Co." is a member of the National Association of Securities Dealers, and is a registered broker/dealer with the Securities and Exchange Commission.

Accounts Receivable

Management believes all accounts receivable are current and collectible. Therefore, the corporation has not included a provision for uncollectible accounts. Any accounts deemed to be uncollectible will be charged to expense when that determination is made. There were no uncollectible accounts for the year ended December 31, 2002.

Investment banking income

Investment banking income is recorded as follows: management fees on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Depreciation and amortization

Fixed assets are stated at cost. Depreciation is calculated on the straight-line method for financial statements and MACRS (Modified Accelerated cost recovery system) for tax reporting purposes over the estimated useful lives of the respective assets. Organizational cost is amortized over a period of sixty months.

STARSHAK WELNHOFER & Co.

Notes to Financial Statements
For the Year Ended December 31, 2002

Note 1 - Significant accounting policies (continued)

Income taxes

The Company elected to be taxed as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code of 1986 for its initial taxable year and for its subsequent taxable years. The company does not directly pay any federal income tax. Corporate income is reported proportionately on the shareholder's individual income tax returns and the shareholders pay the tax. Accordingly, there is no provision for income taxes included in the financial statements.

Note 2 - Related party transactions

The Company entered into an annual management service agreement effective January 1, 1997 with Starshak & Associates, a related corporation insofar as the corporations have the same officers, directors, and shareholders. The agreement called for Starshak Welnholfer & Company to pay Starshak & Associates monthly management fees plus other reimbursable expenses including office rent. During 2002, total management fees paid was $245,000 and the office rental reimbursement paid was $60,087.

Note 3 - Net capital requirements

The Company is subject to the Securities and Exhange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and NASD rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $81,340 which was $76,340 in excess of its required net capital of $5,000 and aggregate indebtedness of $100.

STARSHAK WELNHOFER & Co.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2002

Net capital
    Total stockholders' equity $185,582
    Deduct stockholders' equity not
        allowable for net capital   -
    Total stockholders' equity qualified
        for net capital   185,582
    Deduction and/or charges
        Non-allowable assets
            Deposit $ 40
            Accounts receivable   94,600
            Prepaid expense   7,446
            Fixed assets, net   719
            Accounts payable   (100)
                             102,705

Net capital before haircuts   82,877

Haircuts (computed where applicable,
    pursuant to rule 15c3-1(f))
        Bank money market account   1,537

Net capital $ 81,340

Computation of basic net capital requirements
    Minimum net capital required $ 5,000

Excess net capital $ 76,340

Excess net capital at 1000% $ 76,330
(Less 10% of aggregate indebtedness)

Aggregate indebtedness
    Accounts payable $ 100

Ratio: Aggregate indebtedness to net capital   0.0012 to 1

STARSHAK WELNHOFER & CO.

Schedule II
Net Capital Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5)
As of December 31, 2002

Net capital, as reported in Company's Part IIA of (unaudited) FOCUS report		$ 81,339
Difference in Company's reports:		
Ownership equity		
Per Company (unaudited)	$ 83,636	
Per audited report	185,582	101,946
Non-allowable assets		
Per Company (unaudited)	$ 760	
Per audited report	102,705	(101,945)
Net capital		$ 81,340

STARSHAK WELNHOFER & Co.

Schedule III
Requiremements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2002

The schedules for Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are inapplicable to Starshak Welnhofer & Co., because the Company claimed exempt under the exemptive provision section of Rule 15c3-3(k)(2)(A), (Special account for the Exclusive Benefit of customers maintained).

The Company complied with the conditions of the exemption and that no facts came to my attention indicating that such conditions had not been complied with during the audit period.